SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 7)

                            The Quizno's Corporation
                            ------------------------
                                (Name of Issuer)

                         Common Stock, $.001 par value
                         -----------------------------
                         (Title of Class of Securities)

                                  749058 10 3
                                  -----------
                                 (CUSIP Number)

                               David C. Roos, Esq.
                  Moye, Giles, O'Keefe, Vermeire & Gorrell LLP
                       1225 Seventeenth Street, Suite 2900
                             Denver, Colorado 80202
                                 (303) 292-2900
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 21, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 749058 0 3                13D                      Page 2 of 14 Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Voting Trust Agreement dated July 14, 1984, as amended

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a) [X]
   (See Instructions)                                                    (b) [ ]

--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   AF
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)                                                                  [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Colorado
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:        -0-
  NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:      -0-
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:   -0-
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:
                   1,549,334 shares of Common Stock
                   146,000 shares of Common Stock issuable upon conversion of
                     Class A Cumulative Convertible Preferred Stock
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,695,334 shares of Common Stock (assuming conversion of Class A
     Cumulative Convertible Preferred Stock)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)                                                      [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     68.1% (assuming conversion described above)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    00
--------------------------------------------------------------------------------

CUSIP NO.: 749058 0 3                13D                      Page 3 of 14 Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Richard E. Schaden, Individually and as Joint Trustee under the Voting Trust Agreement dated July 14, 1984, as amended

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a) [X]
   (See Instructions)                                                    (b) [ ]

--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   PF
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)                                                                  [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:
                   780,006 shares of Common Stock
                   17,378 shares of Common Stock issuable pursuant to currently exercisable options
                   2,000 shares of Common Stock subject to a proxy granted to
                     Reporting Person
              -----------------------------------------------------------------
  NUMBER OF    8   SHARED VOTING POWER:
   SHARES          773,667 shares of Common Stock
BENEFICIALLY       146,000 shares of Common Stock issuable upon conversion of
   OWNED BY          Class A Cumulative Convertible Preferred Stock
    EACH           2,000 shares of Common Stock subject to a proxy granted to
 REPORTING           Voting Trust
   PERSON      -----------------------------------------------------------------
    WITH       9   SOLE DISPOSITIVE POWER:
                   6,339 shares of Common Stock
                   17,378 shares of Common Stock issuable pursuant to currently exercisable options
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER:
                   1,551,134 shares of Common Stock
                   146,000 shares of Common Stock issuable upon conversion of
                     Class A Cumulative Convertible Preferred Stock
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,721,051 shares of Common Stock (assuming conversion of preferred stock and exercise of options described above)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)                                                      [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     68.6% (assuming conversion of preferred stock and exercise of options described above)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------

CUSIP NO.: 749058 0 3                13D                      Page 4 of 14 Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Richard F. Schaden, Individually and as Joint Trustee under Voting Trust Agreement dated July 14, 1984, as amended

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a) [X]
   (See Instructions)                                                    (b) [ ]

--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   PF
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)                                                                  [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:
                   68,803 shares of Common Stock issuable upon conversion of
                     Class C and E Cumulative Convertible Preferred Stock
                   4,000 shares of Common Stock issuable pursuant to currently exercisable options
              -----------------------------------------------------------------
  NUMBER OF    8   SHARED VOTING POWER:
   SHARES          773,667 shares of Common Stock
BENEFICIALLY       146,000 shares of Common Stock issuable upon conversion of
   OWNED BY          Class A Cumulative Convertible Preferred Stock
    EACH           2,000 shares of Common Stock subject to a proxy granted to
 REPORTING           Voting Trust
   PERSON      -----------------------------------------------------------------
    WITH       9   SOLE DISPOSITIVE POWER:
                   68,803 shares of Common Stock issuable upon converstion of
                     Class C and E Cumulative Convertible Preferred Stock
                   4,000 shares of Common Stock issuable pursuant to currently exercisable options
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER:
                   1,549,334 shares of Common Stock
                   146,000 shares of Common Stock issuable upon conversion of
                     Class A Cumulative Convertible Preferred Stock
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,768,137 shares of Common Stock (assuming conversion of preferred stock and exercise of options described above)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)                                                      [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     69.0% (assuming conversion of preferred stock and exercise of options described above)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------

CUSIP NO.: 749058 0 3                13D                      Page 5 of 14 Pages


ITEM 1.  SECURITY AND ISSUER

This statement relates to shares of the Common Stock ("Common Stock"), par value of $.001 per share, of The Quizno's Corporation, a Colorado corporation (the "Issuer"). This Statement also refers to the Class A Cumulative Convertible Preferred Stock ("Class A Stock"), the Class C Cumulative Convertible Preferred Stock (the "Class C Stock") and the Class E Cumulative Convertible Preferred Stock (the "Class E Stock") of the Issuer, which are currently convertible into shares of Common Stock on a one-for-one basis, but are not registered under the Securities Exchange Act of 1934 (the "Act"). The Issuer maintains its principal executive offices at 1415 Larimer Street, Denver, Colorado 80202.

ITEM 2.  IDENTITY AND BACKGROUND

This statement is filed by Richard E. Schaden and Richard F. Schaden, individually and as joint Trustees (the "Trustees") of a Voting Trust Agreement dated July 14, 1994, as amended (the "Voting Trust"). (The Trustees and the Voting Trust are collectively referred to herein as the "Reporting Persons".) The Reporting Persons are filing this statement jointly as members of a group pursuant to the provisions of Rule 13-d-1(k)(2) under the Act.

The purpose of this Amendment 7 to Schedule 13D is to disclose a proposal by Richard E. Schaden and Richard F. Schaden to complete a second-step going private transaction. Such proposal is described under Item 4 below.

The Voting Trust was established under the laws of the state of Colorado on July 14, 1994. The addresses of the Trustees are set forth below. During the last five years, the Voting Trust has not (i) been convicted in any criminal proceedings or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. A copy of the Voting Trust Agreement is attached as Exhibit A to the original Schedule 13D.

Richard E. Schaden is a citizen of the United States. Mr. Schaden is President, Chief Executive Officer and Chairman of the Board of Directors of the Issuer. His business address is 1415 Larimer Street, Denver, Colorado 80202. During the last five years, Mr. Schaden has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect so such laws.

Richard F. Schaden is a citizen of the United States. He is Vice President, Secretary and Director of the Issuer and is also the founding partner of the law firm of Schaden, Katzman, Lampert & McClune. His business address is 11870 Airport Way, Broomfield, Colorado 80021. During the last five years, Mr. Schaden

CUSIP NO.: 749058 0 3                13D                      Page 6 of 14 Pages


has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On July 14, 1994, Richard E. Schaden and Richard F. Schaden (the "Schadens") each transferred 776,400 shares of Common Stock to the Voting Trust in consideration of the issuance of a Trust Certificate to each of them for a corresponding number of shares. In November of 1994, 9,200 additional shares of Common Stock and 146,000 shares of Class A Stock were transferred into the Voting Trust in consideration for additional interests in the Voting Trust. In September 1996, 8,666 shares of Common Stock were transferred out of the Voting Trust as a gift.

In June 1997, Richard E. Schaden, individually, was granted options to purchase 4,000 shares of Common Stock that immediately vested under the Issuer's Employee Stock Option Plan. In July 1997, he exercised a portion of such options to purchase 2,913 shares of Common Stock from the Issuer for cash using personal funds.

On October 18, 1997, Richard F. Schaden acquired 35,000 shares of Class C Stock from the Issuer for cash using personal funds, of which he has transferred 1,000 shares as a gift.

In January 1998, 6,000 shares of Common Stock were transferred out of the Voting Trust to two family members as gifts. However, the Voting Trust retained a proxy to vote and shared dispositive power over 4,000 of such shares and Richard E. Schaden retained a proxy to vote and shared dispositive power over 2,000 of such shares.

In 1998 and 1999, Richard E. Schaden was granted options to purchase 38,164 shares of Common Stock under the Issuer's Employee Stock Option Plan. In October, 1999, Richard E. Schaden exercised options granted under the Issuer's Employee Stock Option Plan to purchase 1,426 shares of Common Stock. On January 1, 2000, the Schadens were each granted an option to acquire 4,000 shares of Common Stock, as were each of the other members of the Issuer's Board of Directors and Advisors. Any exercise of options by a Reporting Person will involve the use of personal funds.

On March 22, 2000, Richard F. Schaden acquired 34,803 shares of Class E Stock from the Issuer for cash using personal funds.

On August 9, 2000, Richard E. Schaden withdrew 773,667 shares of Common Stock from the Voting Trust to be used to secure a personal loan to him, subject, however, to his agreement to re-convey such shares to the Voting Trust once they are no longer needed to secure any loan. On August 14, 2000, such shares were used to obtain a margin loan by Richard E. Schaden. No part of the proceeds of such loan were used to purchase shares of Common Stock.

CUSIP NO.: 749058 0 3                13D                      Page 7 of 14 Pages


On April 19, 2001, Richard E. Schaden purchased 2,000 shares of Common Stock from his brother, Timothy M. Schaden, at a price of $8.00 per share in cash using personal funds. (Such shares had been transferred out of the Voting Trust in January 1998 as part of the 6,000 share gift described above in this Item 3 and were included within the 4,000 shares that were subject to the proxy retained by the Voting Trust.)

On May 21, 2001, the Schadens made the proposal described under Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION

The purpose of the transfers of shares to the Voting Trust in 1994 was to secure the continuity and stability of policy and management of the Issuer. Issuer securities acquired outside of the Voting Trust by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may acquire Issuer securities upon exercise of options granted in connection with existing Issuer stock option plans using personal funds.

On November 13, 2000, the Issuer announced a tender offer for shares of its Common Stock at a purchase price of $8.00 per share. The Schadens stated that they would not tender any of their shares. A total of 775,155 shares of Common Stock were repurchased by the Issuer in the tender offer, which was completed on December 12, 2000. As a result of the tender offer, the Schadens ownership percentages increased. In conjunction with the tender offer, the Issuer announced that subsequent to the tender offer, its Board of Directors may consider entering into a merger or other corporate transaction such that any share not repurchased in the tender offer (other than shares held by the Schadens) would be converted into the right to receive the tender offer price in cash. Any such transaction would result in the de-listing of the Common Stock from the Nasdaq SmallCap Market and the deregistration of the Common Stock under the Act. The Issuer has established a Special Committee of its Board of Directors (the "Special Committee") which is responsible for reviewing any such proposed transaction.

The issuer financed the cost of the tender offer through a loan for approximately $13.8 from Levine Leichtman Capital Partners II, L.P. ("Levine Leichtman"). In connection with such loan, Levine Leichtman has the right to appoint a representative to the Issuer's Board of Directors. Levine Leichtman also received warrants from the Issuer to purchase up to 14% of the Issuer's Common Stock on a fully diluted basis.

On May 21, 2001, the Schadens delivered a written proposal to the Special Committee, a copy of which is attached hereto as Exhibit A and incorporated herein by reference (the "May 21 Letter"). The May 21 Letter contains a proposal to complete a second-step going private transaction of the Issuer. The proposed transaction would be in the form of a merger of the Issuer with Firenze Corp., a Colorado corporation wholly-owned by the Schadens. In connection with the transaction, all holders of the Common Stock (other than Firenze, the Trust, the Schadens and their affiliates) would receive $8.00 per share of Common Stock in cash. The proposed merger would be subject to approval by the Special Committee, the entire Board of Directors and the shareholders; the Special Committee's receipt of a fairness opinion; and the receipt all necessary regulatory approvals. The proposed merger would result in the de-listing of the Common Stock from the Nasdaq SmallCap Market and the deregistration of the Common Stock under the Act. On May 22, the Issuer publicly disclosed the Special Committee's receipt of the May 21 Letter and the terms of the proposal.

CUSIP NO.: 749058 0 3                13D                      Page 8 of 14 Pages

Other than as stated above, the Reporting Persons do not have any present plans or proposals which relate to or may result in the acquisition by any person of additional securities of the Issuer, a merger, reorganization or liquidation involving the Issuer, a sale or transfer of a material amount of the Issuer's assets, any other similar extraordinary transaction or event, or a change in the present Board of Directors or management of the Issuer.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

To the best knowledge of each of the Reporting Persons, the number of shares of Common Stock, Class A Stock, Class C Stock and Class E Stock beneficially owned by the Voting Trust and the Schadens is set forth correctly above. The Trustees of the Voting Trust would have shared voting power of the Voting Trust, except that each of the Schadens has been granted, by means of irrevocable Proxy Appointments (which are coterminous with the Voting Trust or terminate upon the death of the proxy, whichever shall first occur), the power to vote certain of the shares held in the Voting Trust.

The holders of Class A Stock, Class C Stock and Class E Stock are not entitled to any voting rights except as required by the laws of the State of Colorado. Upon conversion of the Class A Stock, the resulting shares of Common Stock will be held in the name of the Voting Trust, and one-half of such shares will be voted by each of the Schadens. Upon conversion of the Class C Stock and the Class E Stock, the resulting shares of Common Stock are expected to be transferred to the Voting Trust.

While the Voting Trust has transferred its right to vote the shares held by the Voting Trust to the Schadens, the Trustees maintain the shared power to dispose of the Shares. Copies of the Voting Trust Proxy Appointments were attached to the original Schedule 13D and also to Amendments No. 1 and 5 to Schedule 13D as Exhibits B and C.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


In addition to the Agreements described above, the Schadens are parties to a Stock Purchase agreement dated as of July 14, 1994, which imposes restrictions upon the sale or other disposition of securities owned by them. This Stock Purchase Agreement restricts the sale or other disposition of securities owned by each of them without first offering their securities to the other party. A copy of the Stock Purchase Agreement was attached to the Reporting Persons' original Schedule 13D as Exhibit D.

In connection with the Levine Leichtman loan described above, the Issuer and the Schadens entered into an Investors Rights Agreement with Levine Leichtman dated December 12, 2000. The Investors Rights Agreement provides for the election of a representative of Levine Leichtman to the Issuer's Board of Directors and other monitoring rights, the indemnification of Levine Leichtman against certain claims or losses, a co-sale agreement if the Schadens sell shares in certain circumstances, and the grant of certain preemptive rights to Levine Leichtman. A copy of such Agreement was incorporated by reference as Exhibit A to Amendment No. 6 to Schedule 13D.

CUSIP NO.: 749058 0 3                13D                      Page 9 of 14 Pages


Richard E. Schaden borrowed approximately $2,100,000 from Tucker Anthony Capital Markets in December 2000, which is secured by a pledge of shares of Common Stock of the Issuer owned by Mr. Schaden and other personal assets and a personal guaranty. In addition, the Issuer provided a guarantee for the repayment of such loan. The Issuer has entered into a Reimbursement Agreement with Mr. Schaden which will require Mr. Schaden to reimburse the Issuer for any expenses or losses suffered by the Issuer in connection with the guaranty. Copies of the Guaranty Agreement and the Reimbursement Agreement were incorporated by reference as Exhibits B and C to Amendment No. 6 to Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

The following  document is being filed as an Exhibit to this  Amendment No. 7 to
Schedule 13D:

     Exhibit A - May 21, 2001 Merger Proposal

     Exhibit B - Proxy Appointment of Richard F. Schaden and Richard E. Schaden, as Co-Trustees

The following  documents have previously been filed as Exhibits to this Schedule
13D:

      Exhibit A to original Schedule 13D                Voting Trust Agreement

      Exhibit B to original Schedule 13D                Proxy Appointment of Richard E. Schaden

      Exhibit C to original Schedule 13D                Proxy Appointment of Richard F. Schaden

      Exhibit D to original Schedule 13D                Stock Purchase Agreement

      Exhibit A to Amendment No. 1 to Schedule 13D      Amendment to Voting Trust Agreement

      Exhibit B to Amendment No. 1 to Schedule 13D      Proxy Appointments of Richard E. Schaden

      Exhibit C to Amendment No. 1 to Schedule 13D      Proxy Appointments of Richard F. Schaden

      Exhibit A to Amendment No. 3 to Schedule 13D      Schaden Proposal Letter

      Exhibit B to Amendment No. 3 to Schedule 13D      Proxy Appointment of Richard F. Schaden and
                                                        Richard E. Schaden, as Co-Trustees

      Exhibit C to Amendment No. 3 to Schedule 13D      Proxy Appointment of Richard E. Schaden

      Exhibit A to Amendment No 4 to Schedule 13D       Stockholders Agreement, dated as of December 31,
                                                        1996, incorporated by reference to Exhibit 99(b)
                                                        to Schedule 13D filed by Retail & Restaurant
                                                        Growth Capital, L.P. with the Commission on
                                                        January 9, 1997

      Exhibit A to Amendment No. 5 to Schedule 13D      Agreement of Waiver and Modification of Voting
                                                        Trust Agreement and Stock Purchase Agreement,
                                                        dated August 8, 2000, between Richard E. Schaden
                                                        and Richard F. Schaden


CUSIP NO.: 749058 0 3                13D                     Page 10 of 14 Pages


     Exhibit B to Amendment No. 5 to Schedule 13D      Proxy Appointment of Richard E. Schaden, dated
                                                       August 8, 2000

     Exhibit C to Amendment No. 5 to Schedule 13D      Proxy Appointment of Richard F. Schaden, dated
                                                       August 8, 2000

     Exhibit D to Amendment No. 5 to Schedule 13D      Incorporation by reference of all material filed
                                                       with the Issuer's Schedule TO, filed with the
                                                       Commission on November 13, 2000

     Exhibit A to Amendment No. 6 to Schedule 13D      Investors Rights Agreement, dated December 12,
                                                       2000, among Levine Leichtman Capital Partners II,
                                                       L.P., Richard E. Schaden, Richard F. Schaden and
                                                       the Issuer, incorporated by reference to Exhibit 9
                                                       to the Schedule 13D of Levine Leichtman filed with
                                                       the Commission on December 19, 2000

     Exhibit B to Amendment No. 6 To Schedule 13D      Guaranty Agreement between the Issuer and Tucker
                                                       Anthony Capital Markets, incorporated by reference
                                                       to Exhibit(d)(2) to the Issuer's Schedule TO filed
                                                       with the Commission on November 13, 2000

     Exhibit C to Amendment No. 6 to Schedule 13D      Reimbursement Agreement between Richard E. Schaden
                                                       and the Issuer, incorporated by reference to
                                                       Exhibit 10.35 to the Issuer's Form 10-KSB filed
                                                       with the Commission on December 29, 2000


CUSIP NO.: 749058 0 3                13D                     Page 11 of 14 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: May 29, 2001                         /s/ Richard E. Schaden
                                            ------------------------------------
                                            Richard E. Schaden,
                                            Individually and as Trustee


Dated: May 29, 2001                         /s/ Richard F. Schaden
                                            ------------------------------------
                                            Richard F. Schaden,
                                            Individually and as Trustee

CUSIP NO.: 749058 0 3                 13D                    Page 12 of 14 Pages

                                   EXHIBIT A
                             ---------------------


                  MOYE, GILES, O'KEEFE, VERMEIRE & GORRELL LLP
                      1225 Seventeenth Street, 29th Floor
                             Denver, Colorado 80202


                                                      DAVID C. ROOS
                                                      DIRECT DIAL (303) 292-7959
                                                      dcroos@mgovg.com


                                  May 21, 2001


Special Committee of the Board of Directors
The Quizno's Corporation
c/o Richard R. Plumridge, Esq.
Brobeck Phleger & Harrison, LLP
370 Interlocken Blvd., Suite 500
Broomfield, CO 80021

Gentlemen:

     We are providing you with this letter on behalf of our clients, Richard E. Schaden and Richard F. Schaden (the "Schadens").

     This letter constitutes a proposal by the Schadens to complete a second-step going private transaction of The Quizno's Corporation (the "Company). The transaction, which follows the Company's self-tender offer late last year, would be in the form of a merger of the Company into a corporation wholly-owned by the Schadens ("Newco"). In connection with the proposed merger, the Company's shareholders (other than Newco, the Schadens and their affiliates) would receive $8.00 per share of common stock in cash. Following the merger, the separate existence of Newco would cease and the Company would continue as the surviving corporation.

     The terms and conditions of the merger would be contained in a merger agreement to be entered into by the Company and Newco (the "Merger Agreement") based upon negotiations between the Schadens and the Special Committee of the Company's Board of Directors. The proposed merger would be subject to, among other things, (i) approval of the transaction by the Special Committee, the full Board of Directors and the shareholders of the Company; (ii) the Special Committee's receipt of a fairness opinion; and (iii) the receipt of applicable regulatory approvals. We expect that the Merger Agreement would contain such additional terms and conditions which are customary in transactions of this nature. The Merger Agreement would not contain a financing condition.

CUSIP NO.: 749058 0 3                 13D                    Page 13 of 14 Pages


Richard R. Plumridge, Esq.
May 21 2001
Page 2


     We ask that this proposal be submitted to the Special Committee and its financial advisor for their consideration. Please contact me if you have questions or require further information.

                                                Very truly yours,


                                                /s/ David C. Roos
                                                --------------------------------
                                                David C. Roos

DCR/msf

cc:      Richard E. Schaden
         Richard F. Schaden

CUSIP NO.: 749058 0 3                 13D                    Page 14 of 14 Pages




                                    EXHIBIT B
                               -----------------



                            THE QUIZNO'S CORPORATION
                               1415 Larimer Street
                             Denver, Colorado 80202

                IRREVOCABLE PROXY TO VOTE SHARES OF COMMON STOCK

       The undersigned hereby appoints Richard F. Schaden and Richard E. Schaden, as Co-Trustees under the Voting Trust Agreement dated July 14, 1994, as amended, as proxy and attorney-in-fact for the undersigned, with full power of substitution, to vote on behalf of the undersigned at any meeting of the shareholders of The Quizno's Corporation (the "Company") and at any adjournment(s) or postponement(s) thereof, or in connection with any written consent of the shareholders of the Company, the 2,000 shares of the Common Stock $.001 par value, of the Company standing in the name of the undersigned on the books and records of the Company and transferred to the undersigned subsequent to the date hereof.

       THIS APPOINTMENT IS GOVERNED BY COLORADO LAW AND IS FOR A TERM OF 47 YEARS, WHICH IS THE TERM OF A RELATED PROMISSORY NOTE ISSUED ON JANUARY 20, 1998 AND AMENDED ON EVEN DATE HEREWITH. THIS APPOINTMENT IS COUPLED WITH AN INTEREST AND THEREFORE IS IRREVOCABLE PURSUANT TO SECTION 7-107-203 OF THE COLORADO BUSINESS CORPORATION ACT.

  Date:  April 19, 2001              /s/ Timothy M.Schaden
                                     -------------------------------------------
                                     Timothy M. Schaden